SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In Gigawatt hours)			Power Sales (In billions of Won)
		March 2006	March 2007	Year on year growth	March 2006	March 2007	Year on year growth
For March 2007	Residential	6,578	6,689	1.7%	537	560	4.2%
	Commercial	6,028	6,172	2.4%	579	596	2.9%
	Educational	405	428	5.6%	30	32	7.2%
	Industrial	15,437	16,003	3.7%	945	1,038	9.8%
	Agricultural	590	614	4.0%	26	27	2.8%
	Street-Lighting	224	232	3.9%	15	17	8.7%

	Total	29,263	30,138	3.0%	2,133	2,269	6.4%

From January 2007 to March 2007	Residential	22,028	22,201	0.8%	1,895	1,934	2.0%
	Commercial	19,844	20,319	2.4%	1,854	1,909	3.0%
	Educational	1,214	1,296	6.8%	91	97	6.0%
	Industrial	45,304	47,173	4.1%	2,788	3,019	8.3%
	Agricultural	1,955	2,035	4.1%	87	89	2.3%
	Street-Lighting	720	747	3.7%	47	51	7.7%

	Total	91,065	93,771	3.0%	6,762	7,099	5.0%

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In Gigawatt hours)			Power Sales (In billions of Won)
		April 2006	April 2007	Year on year growth	April 2006	April 2007	Year on year growth
For April 2007	Residential	6,541	6,754	3.3%	565	591	4.7%
	Commercial	6,020	6,349	5.5%	564	593	5.2%
	Educational	421	458	8.8%	30	32	9.0%
	Industrial	15,056	15,981	6.1%	877	965	10.0%
	Agricultural	570	607	6.4%	26	28	5.1%
	Street-Lighting	218	226	3.5%	15	17	8.1%

	Total	28,826	30,375	5.4%	2,076	2,225	7.2%

From January 2007 to April 2007	Residential	28,569	28,956	1.4%	2,459	2,525	2.7%
	Commercial	25,864	26,668	3.1%	2,417	2,502	3.5%
	Educational	1,635	1,754	7.3%	121	129	6.8%
	Industrial	60,360	63,153	4.6%	3,665	3,984	8.7%
	Agricultural	2,525	2,642	4.6%	113	116	2.9%
	Street-Lighting	938	973	3.7%	63	68	7.8%

	Total	119,891	124,146	3.5%	8,838	9,324	5.5%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager
International Finance Department

Date: May 28, 2007